Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.: (631) 737-8381
Fax: (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                              September 12, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                  Reference:   Xiom Corp.
                               Registration Statement on Form SB-2
                               Amendment Filed: July 20, 2006
                               File No. 333-123176

Dear Mr. Reynolds:

      Enclosed herewith for filing on behalf of Xiom Corp. (the "Company"), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company's Amendment No. 8 to its Registration Statement on Form SB-2 ("Amendment No. 7"), marked to show the changes to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on July 20, 2006.

      We received your letter of August 24, 2006, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Management's Discussion and Analysis or Plan of Operations, page12

Comment

1. We note your revisions in response to prior comment 1 of our letter dated June 19, 2006. Please provide the disclosure required by Item 303(b)(2) of Regulation S-B.

Michael S. Krome, Esq.

Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.

September 12, 2006
Page 2 of 3


Response

      We have provided additional disclosure as required by Item 303(b)(2) of Regulation S-B.

Financial Statements for the Six Months ended March 31, 2006

Comment

1. We note your response to prior comment ten. Please disclose on the face of the financial statements that they have been restated, and disclose in a note the nature and amount of the restatement(s) as required by paragraph 26 of FAS 154.

Response

      We have updated and included the interim financial statements as of and for the nine months ended June 30, 2006. As such, there is no need to disclose the restatement of the March 31, 2006 financials as required by parargraph 26 of FAS 154 because these statements became stale on August 15, 2006.

Part II - Information Note required in Prospectus

Recent Sales of Unregistered Securities, page II-2

Comment

2. We note your response to prior comment 12. Please reconcile your disclosure under Item 26, which indicated that 539,487 shares of common stock were sold for proceeds of $638,839, to the amounts shown in the statement of stockholders' equity on page 46.

Response

      We have reconciled the disclosure under Item 26 to issuances of common stock between January 1, 2006 and July 15, 2006.

3. We Note the unregistered sales of securities during the period January 1, 2006 through March 31, 2006. Please address the impact of the public offering of the securities covered by this registration statement which began when the Form SB-2 was filed. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain in Item 26. See Item 701(d) of Regulation S-B.

Michael S. Krome, Esq.

Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.

September 12, 2006
Page 3 of 3


Response

      We have addressed and properly disclosed issuances of common stock that are subject to rescission rights.

4. We Note that the consent refers to Amendment No. 5, and the cover page of the filing refers to Amendment No. 6, when the current amendment is actually Amendment No. 7. Please revise the filing so that the next amendment is correctly identified as Amendment No. 8, and ensure that the auditor's consent refers to the correct amendment number.

Response

      We have updated the amendment number and the auditor's consent as requested.

      This letter responds to all comments contained in your letters of August 24, 2006. We are requesting that your office expedite the review of this amendment as much as possible.

      If you have any questions, please do not hesitate to call me at 631-737-8381.

                                                           Very truly yours,

                                                           /s/ Michael S. Krome
                                                           --------------------
                                                           Michael S. Krome

cc: Mr. Andrew Mazzone,
    President, Xiom, Inc.